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FILE NO: 75392.3
March 10, 2010
VIA EDGAR
Ms. Sonia Gupta Barros
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Chatham Lodging Trust Amendment No. 5 to Registration Statement on Form S-11 (Registration No. 333-162889) Filed March 10, 2010
Dear Ms. Barros:
As counsel to Chatham Lodging Trust, a Maryland real estate investment trust (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 5 (“Amendment No. 5”) to the Company’s Registration Statement on Form S-11 (Registration No. 333-162889) (the “Registration Statement”) and the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the initial filing of the Registration Statement contained in your letter dated March 2, 2010.
For convenience of reference, each Staff comment contained in your March 2, 2010 comment letter is reprinted below in italics, is numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.
We have provided to each of you, Kristi Marrone, Dan Gordon, and Jerard Gibson, a courtesy copy of this letter and two courtesy copies of Amendment No. 5, one copy of which has been marked to reflect changes made to Amendment No. 4 to the Registration Statement filed with the Commission on February 12, 2010 (the “Blackline”). The changes reflected in Amendment No. 5 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in our responses are to the pages of the Blackline. Capitalized terms used and not otherwise defined in this

Ms. Sonia Gupta Barros
March 10, 2010

response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.
General
1.	We have considered your responses to prior comments 3 and 5. Please revise your disclosure to also separately show the return to stockholders for both Innkeepers and the REITs represented on the FTSE NAREIT Equity Lodging/Resorts Index, respectively, for each year that Mr. Fisher served as the chief executive officer for Innkeepers. Please balance this information with disclosure that quantifies changes in net income or loss for Innkeepers during each relevant year.
RESPONSE: The Company has revised its disclosure on page 47 of the Registration Statement in response to the Staff’s comment.
2.	We note your revised disclosure that your conflicts of interest policy will not contain any further restrictions and procedures beyond approval by a majority of your disinterested trustees. Please consider expanding your risk factor disclosure to discuss the risks this may pose to your business.
RESPONSE: The Company has added a new risk factor on page 17 of the Registration Statement in response to the Staff’s comment.
Compensation Discussion and Analysis
Executive Compensation, page 58
3.	Please quantify the estimated payments and benefits payable to each of Messrs. Fisher and Willis upon termination of their employment. See Item 402(j) of Regulation S-K.
RESPONSE: The Company has added disclosure to pages 68 to 70 of the Registration Statement in response to the Staff’s comment, which includes corresponding disclosure related to Julio E. Morales, who is expected to serve as the Company’s Executive Vice President & Chief Financial Officer upon closing of the offering.

Ms. Sonia Gupta Barros
March 10, 2010

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (804) 788-8638 or Amos Barclay at (212) 309-1061.
Very truly yours,
David C. Wright

cc:	Mr. Jerard Gibson Mr. Dan Gordon Ms. Kristi Marrone Mr. Jeffrey Fisher Julian T. H. Kleindorfer, Esq.